Exhibit (a)(9)

News Release

FOR IMMEDIATE RELEASE

Contact:         William M. Lowe, Jr.

Executive Vice President and Chief Financial Officer

billlowe@KEMET.com

864-963-6484

KEMET ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

Greenville, South Carolina (June 29, 2009) — KEMET Corporation (KEME.OB), a leading manufacturer of the majority of capacitor types, including tantalum, multilayer ceramic, solid aluminum, plastic film, paper and electrolytic capacitors, today announced the preliminary results of its tender offer for its 2.25% Convertible Senior Notes due 2026 (CUSIP Nos. 488360 AA6 and 488360 AB4) (the “Notes”), which expired at 11:59 p.m., New York City time, on June 26, 2009.

Based on preliminary information provided to KEMET by D.F. King & Co., Inc., the information agent and depositary for the tender offer, KEMET expects to acquire $93,919,000 in aggregate principal amount of Notes, representing approximately 53.67 percent of the aggregate principal amount of the outstanding Notes prior to the expiration of the tender offer.

The number of Notes to be purchased is preliminary and the actual purchase of any Notes will only be made upon satisfaction or waiver of the conditions set forth in KEMET’s Offer to Purchase, dated May 5, 2009, as amended and supplemented from time to time. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the Notes validly tendered and not validly withdrawn. The actual amount of Notes to be purchased will be announced following the completion of the confirmation process. Payment for the Notes accepted for purchase will occur promptly thereafter.

“We have these last 12 months, like many businesses throughout the world, been presented with a series of financial challenges. However, even during these unprecedented times, we have been able to secure a number of definite steps to improve our operations, decrease our cost structure, preserve cash, restructure our short-term debt and now with the anticipated closing of our tender offer, decrease our long term debt as well. We are confident that these improvements have enhanced our financial stability,” stated Per Loof, Chief Executive Officer. “The completion of our tender offer, which we expect to close tomorrow, June 30, adds further credence to our efforts. The access to credit that this transaction secures will, among other things, provide funding for us to better participate in the economic recovery as it happens. This year we have significantly reduced our break-even point for all our businesses. These actions, the financial resources now available to us, along with a strengthened balance sheet, position KEMET favorably as we return to more normal economic activity levels,” continued Loof.

Deutsche Bank Securities Inc. served as the dealer manager for the tender offer. D.F. King & Co. served as the information agent and depositary for the tender offer. Questions regarding the tender offer should be directed to Deutsche Bank Securities Inc. at 1-800-503-4611 (U.S. toll-free). Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to D.F. King & Co. at (212) 269-5550 (for banks and brokers only) or 1-800-431-9643 (U.S. toll-free).

P.O. Box 5928, Greenville, South Carolina 29606 U.S.A.

Tel: 864.963.6300 Fax: 864.963.6521

About KEMET

KEMET Corporation (KEME.OB) applies world-class service and quality to deliver industry-leading, high-performance capacitance solutions to its customers around the world. KEMET offers the world’s most complete line of surface-mount and through-hole capacitor technologies across tantalum, ceramic, film, aluminum, electrolytic, and paper dielectrics. Additional information about KEMET can be found at http://www.kemet.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements included herein contain forward-looking statements within the meaning of federal securities laws about KEMET Corporation’s (the “Company”) financial condition and results of operations that are based on management’s current expectations, estimates and projections about the markets in which the Company operates, as well as management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “believes,” “estimates,” variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect new information, future events or otherwise.

Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to, the following: (i) the Company’s ability to consummate the tender offer for the Notes and accomplish its financing plan described in the Offer to Purchase; (ii) generally adverse economic and industry conditions, including a decline in demand for the Company’s products;  (iii) the ability to maintain sufficient liquidity to realize current operating plans; (iv) adverse economic conditions could cause further reevaluation of the fair value of the Company’s reporting segments and the write down of long-lived assets; (v) the cost and availability of raw materials; (vi) changes in the competitive environment of the Company;  (vii) economic, political, or regulatory changes in the countries in which the Company operates; (viii) the ability to successfully integrate the operations of acquired businesses; (ix) the ability to attract, train and retain effective employees and management; (x) the ability to develop innovative products to maintain customer relationships; (xi) the impact of environmental issues, laws, and regulations; (xii) the Company’s ability to achieve the expected benefits of its manufacturing relocation plan or other restructuring plan; (xiii) volatility of financial and credit markets which would affect access to capital for the Company; and (xiv) increased difficulty or expense in accessing capital resulting from the delisting of the Company’s common stock from the New York Stock Exchange. Other risks and uncertainties may be described from time to time in the Company’s reports and filings with the Securities and Exchange Commission.

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